600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com Meredith S. Mouer 713.220.4758 Phone 713.238.7409 Fax mmouer@andrewskurth.com

October 6, 2010

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Cheniere Energy Partners, L.P.
Amendment No. 1 to the Registration Statement on Form S-3
Filed September 17, 2010
File No. 333-168942

Dear Mr. Owings:

On behalf of Cheniere Energy Partners, L.P., a Delaware limited partnership (the “Registrant”), we enclose the responses of the Registrant to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 5, 2010, with respect to Amendment No. 1 to the Registrant’s Form S-3 filed on September 17, 2010 (File No. 333-168942) (“Amendment No. 1”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment. Also for your convenience, we are hand delivering five copies of Amendment No. 2 to the Registration Statement (“Amendment No. 2”) to you, marked to reflect all changes since the filing of Amendment No. 1.

The Registrant acknowledges the following:  (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and (iii) the Registrant may not assert Staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

/s/ Meredith S. Mouer

Meredith S. Mouer

cc:           Meg A. Gentle (Cheniere Energy Partners, L.P.)

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Cheniere Energy Partners, L.P.
Form S-3 (File No. 333-168942)
Registrant’s Responses to
SEC Comment Letter dated October 5, 2010

General

1.
We note your response to comment one from our letter dated September 15, 2010. You state that the selling unitholder, Cheniere Common Units Holding, LLC, is not your parent or subsidiary.  However, based on your structure it appears that Cheniere Energy, Inc. controls you through your general partner, Cheniere Energy Partners, GP, LLC and also controls the selling unitholder, Cheniere Common Units Holding, LLC and beneficially owns the units that Cheniere Common Units Holding, LLC owns in you.  Considering that Cheniere Energy, Inc. controls the selling stockholder, we view Cheniere Common Units Holding, LLC as your parent for purposes of this offering.  Therefore, it appears that Form S-3 is not available to you for purposes of conducting a secondary offering because the offering may not be made on a shelf basis pursuant to Rule 415(a)(1)(i); refer to question 212.15 of the Securities Act Rules Compliance and Disclosure Interpretations.  Accordingly, please revise to identify the selling stockholder as an underwriter within the meaning of Section 2(11) of the Securities Act and otherwise revise your prospectus to reflect that this is a primary offering.

Response:

We acknowledge the Staff’s comment.  Pursuant to Rule 415(a)(1)(x) of the Securities Act of 1933 (the “Act”), securities may be registered on Form S-3 and offered or sold on a continuous or delayed basis “by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary.”  Rule 405 of the Act defines “majority-owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries.”  Pursuant to the First Amended and Restated Agreement of Limited Partnership of Cheniere Energy Partners, L.P., the management of the Registrant is reserved for its general partner, Cheniere Energy Partners GP, LLC.  Pursuant to the Second Amended and Restated Limited Liability Company Agreement of Cheniere Energy Partners GP, LLC, the management of Cheniere Energy Partners GP, LLC is fully reserved to its Board of Directors, which is elected by its members.  Accordingly, Cheniere Energy, Inc., through its indirect ownership of the sole member of Cheniere Energy Partners GP, LLC, holds over 50 percent of the securities representing the right to vote on the election of directors.  Cheniere Energy, Inc. controls both the general partner of the Registrant (Cheniere Energy Partners GP, LLC) and the record owner of the common units being offered (Cheniere Common Units Holding, LLC).  Therefore, we respectfully submit that the registration of the common units beneficially owned by Cheniere Energy, Inc. and held of record by Cheniere Common Units Holdings, LLC on Form S-3 is

Cheniere Energy Partners, L.P.
Form S-3 (File No. 333-168942)
Registrant’s Responses to
SEC Comment Letter dated October 5, 2010

allowed pursuant to Rule 415(a)(1)(x) of the Act.  Given the affiliation between Cheniere Energy, Inc., the Registrant and Cheniere Common Units Holding, LLC outlined above, including the fact that Cheniere Energy, Inc. is the common parent of both entities, we have revised the disclosure in Amendment No. 2 to identify Cheniere Energy, Inc. as the selling unitholder and an underwriter and the offer of securities thereby as a primary offering.  Please see the prospectus cover and the disclosure on page 49 of Amendment No. 2.

2.
Please briefly discuss your business structure in a prominent place in your filing, such as in your selling unitholder disclosure.  In this regard, please disclose, if true, that Cheniere Energy, Inc. is your indirect parent and the direct parent of Cheniere Common Units Holding, LLC or tell us why it is not appropriate for you to do so.

Response:

In response to this comment, we have revised the disclosure on page 49 of Amendment No. 2.